UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.

Report of independent auditors
on the special review of the
Quarterly Financial Information - ITR
on June 30, 2007 and 2006

REPORT ON THE SPECIAL REVIEW

To the Management and Shareholders
Contax Participações S.A.

1 We have conducted a special review of the quarterly financial information (ITR) of Contax Participações S.A. (parent company and consolidated), related to the quarter ended on June 30, 2007, comprising the balance sheet, the statement of income and the performance report, expressed by the practices adopted in Brazil, prepared under the responsibility of its management. Our responsibility is to issue a report, without stating an opinion, on these accounting statements. The review of the accounting information for the quarter ended on June 30, 2007 of the subsidiary TNL Contax S.A., used for calculation purposes of the equity accounting and consolidation, as described in note 11, was conducted under the responsibility of other independent auditors. Our report, concerning the amounts of this subsidiary, is exclusively based on the reports of these other independent auditors.

2 Our review was carried out in accordance with the specific rules established by IBRACON - Institute of Independent Auditors of Brazil, jointly with the Federal Accounting Board - CFC, and consisted, mainly, in the: (a) investigation and discussion with the managers responsible for the accounting, financial and operating areas of the company, as to the main criteria adopted in the preparation of the quarterly financial information and (b) review of the material information and subsequent events that have, or may have, material effects on the company’s financial position and operations.

3 Based on our special review and on the report issued by other independent auditors, we are not aware of any material change that should be made to the quarterly financial information referred to in paragraph 1 for it to be in accordance with the accounting practices adopted in Brazil, applied accordantly with the rules issued by the Securities and Exchange Commission of Brazil - CVM, specifically applicable to the preparation of the quarterly financial information.

Rio de Janeiro, July 26, 2007.

José Luiz de Souza Gurgel
Accountant-partner
Regional Accounting Board (CRC) RJ-087339/O-4
BDO Trevisan Auditores Independentes
Regional Accounting Board (CRC) 2SP013439/O-5 “S” RJ

FEDERAL PUBIC SERVICE
CVM - SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR - Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date - June 30, 2007

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80
4 – NIRE (Corporate Registry ID) 35.300.180631

01.02 – HEADQUARTERS

1 – ADDRESS Rua do Passeio n° 48 a 56 (parte)			2 – DISTRICT Cinelândia
3 – ZIP CODE 20021-290	4 – CITY Rio de Janeiro			5 – STATE RJ
6 – AREA CODE 021	7 – TELEPHONE 3131-0000	8 – TELEPHONE 3131-0172	9 – TELEPHONE 3131-0168	10 – TELEX
11 – AREA CODE 021	12 – FAX 3131-0292	13 – FAX 3131-0293	14 – FAX 3131-0294
15 – E-MAIL ri@contax.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 – NAME Michel Neves Sarkis				2 – ADDRESS Rua do Passeio, 56 – 16° andar
3 – DISTRICT Downtown	4 – ZIP CODE 20021-290		3 – CITY Rio de Janeiro	6 – STATE RJ
7 – AREA CODE 21	8 – TELEPHONE 3131-0009	9 – TELEPHONE 3131-0168	10 – TELEPHONE 3131-0000	11 – TELEPHONE	12 – FAX 3131-0294
13 – E-MAIL msarkis@contax.com.br

01.04 – ITR REFERENCE / AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1– BEGINNING	2 – END	3 – QUARTER	4– BEGINNING	5 – END	6 – QUARTER	7– BEGINNING	8 – END
01/01/2007	12/31/2007	2	04/01/2007	06/30/2007	1	01/01/2007	03/31/2007
9 – INDEPENDENT AUDITOR BDO Trevisan Auditores Independentes					10 – CVM CODE 210.0
11 – TECHNICIAN IN CHARGE José Luiz de Souza Gurgel					12- TECHNICIAN’S CPF (Individual Taxpayer’s ID) 918.587.207-53

01.05 – CAPITAL STOCK

Number of Shares (thousand)	1 – Current quarter 06/30/2007	2 – Previous quarter 03/31/2007	2 – Same quarter previous year 06/30/2006
Paid-up capital
1 – Common	121,487	121,487	127,374
2 – Preferred	242,974	242,974	254,748
3 – Total	364,461	364,461	382,122
Treasury shares
4 – Common	5,298	5,298
5 – Preferred	24,058	24,058
6 – Total	29,356	29,356

01.06 – COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industrial and Other Types of Company	2 – STATUS Operational	3 – NATURE OF OWNERSHIP Domestic Holding Company	4 – ACTIVITY CODE 3990 – Management and Venture Capital Company - Without Main Sector
5 – MAIN ACTIVITY Venture Capital and Management	6 – CONSOLIDATION TYPE Total		7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

01.08 – CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 – DATE PAYMENT	OF 6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01 02	AGO* AGO*	04/16/2007 04/16/2007	Dividend Dividend	04/27/2007 04/27/2007	Common Preferred	R$ 0.00424287 R$ 0.05237658

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 –CAPITAL STOCK (in thousands of reais)	4 – AMOUNT OF CHANGE (in thousands of reais)	5 – NATURE OF CHANGE	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE WHEN ISSUED (reais)

01.10 – INVESTOR RELATIONS OFFICER

1 - DATE Rio de Janeiro, July 27, 2007.	2 - SIGNATURE

02.01 – BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 06/30/2007	4 – 03/31/2007
1	Total Assets	330,589	341,653
1.01	Current Assets	59,844	76,073
1.01.01	Cash and Cash Equivalents	58,710	66,269
1.01.02	Credits
1.01.03	Inventories
1.01.04	Other	1,134	9,804
1.01.04.01	Deferred and Recoverable Taxes	1,063	2,754
1.01.04.02	Credits Receivable Subsidiary
1.01.04.03	Dividends Receivable Subsidiary		7,050
1.01.04.04	Prepaid Expenses	71
1.02	Non-current Assets	270,745	265,580
1.02.01	Long-term Assets	3,184	3,424
1.02.01.01	Sundry Credits
1.02.01.02	Credits with Related Persons
1.02.01.02.01	Direct and Indirect Associated Companies
1.02.01.02.02	Subsidiaries
1.02.01.02.03	Other Related Persons
1.02.01.03	Other	3,184	3,424
1.02.01.03.01	Deferred and Recoverable Taxes	3,184	3,424
1.02.02	Permanent Assets	267,561	262,156
1.02.02.01	Investments	267,561	262,156
1.02.02.01.01	In Direct/Indirect Associated Companies
1.02.02.01.02	In Direct/Indirect Associated Companies -Goodwill
1.02.02.01.03	In Subsidiaries	267,561	262,156
1.02.02.01.04	Other Investments
1.02.02.02	Property, Plant and Equipment
1.02.02.03	Intangible Assets
1.02.02.04	Deferred Charges

02.02 – BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 –- 06/30/2007	4 – 03/31/2007
2	TOTAL LIABILITIES	330,589	341,653
2.01	CURRENT LIABILITIES	1,491	18,659
2.01.01	LOANS AND FINANCINGS
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	76	3,606
2.01.04	TAXES, FEES AND CONTRIBUTIONS	559	2,636
2.01.05	DIVIDENDS PAYABLE	816	12,390
2.01.06	PROVISIONS
2.01.07	DEBTS WITH RELATED PERSONS
2.01.08	OTHER	40	27
2.02	NON-CURRENT LIABILITIES
2.02.01	LONG-TERM LIABILITIES
2.02.01.01	LOANS AND FINANCINGS
2.02.01.02	DEBENTURES
2.02.01.03	PROVISIONS
2.02.01.04	DEBTS WITH RELATED PERSONS
2.02.01.05	OTHER
2.02.02	DEFERRED INCOME
2.04	SHAREHOLDERS’ EQUITY	329,098	322,994
2.04.01	PAID-UP CAPITAL STOCK	223,873	223,873
2.04.01.01	CAPITAL STOCK	223,873	223,873
2.04.02	CAPITAL RESERVES	9,386	9,386
2.04.03	EVALUATION RESERVE
2.04.04	PROFIT RESERVES	73,690	73,690
2.04.04.01	LEGAL	8,146	8,146
2.04.04.02	STATUTORY	48,325	48,325
2.04.04.02.01	STATUTORY	110,711	110,711
2.04.02.02.02	TREASURY SHARES	(62,386)	(62,386)
2.04.04.03	FOR CONTINGENCIES
2.04.04.04	UNREALIZED PROFIT	17,219	17,219
2.04.04.05	PROFIT RETENTION
2.04.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS
2.04.04.07	OTHER PROFIT RESERVES
2.04.05	RETAINED EARNINGS	22,149	16,045
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE

03.01 – STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 04/01/2007 up to 06/30/2007	4 - From 01/01/2007 up to 06/30/2007	5 - From 04/01/2006 up to 06/30/2006	6 - From 01/01/2006 to 06/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES
3.02	DEDUCTIONS FROM GROSS REVENUE
3.03	NET REVENUE FROM SALES AND/OR SERVICES
3.04	COST OF GOODS AND/OR SERVICES SOLD
3.05	GROSS INCOME
3.06	OPERATING EXPENSES/REVENUES	6,483	22,708	18,806	37,842
3.06.01	SELLING
3.06.02	GENERAL AND ADMINISTRATIVE	(659)	(1,565)	(962)	(1,721)
3.06.03	FINANCIAL	1,739	3,330	3,074	6,665
3.06.03.01	FINANCIAL INCOME	1,821	3,776	3,173	6,846
3.06.03.02	FINANCIAL EXPENSES	(82)	(446)	(99)	(181)
3.06.04	OTHER OPERATING REVENUES			27	26
3.06.05	OTHER OPERATING EXPENSES	(3)	(85)
	EQUITY IN THE EARNINGS OF SUBSIDIARY AND
3.06.06	ASSOCIATED COMPANIES	5,406	21,028	16,667	32,872
3.07	OPERATING INCOME	6,483	22,708	18,806	37,842
3.08	NON-OPERATING INCOME
3.08.01	REVENUES
3.08.02	EXPENSES
3.09	INCOME BEFORE TAXATION/INTEREST	6,483	22,708	18,806	37,842
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(379)	(559)	(721)	(1,678)
3.11	DEFERRED INCOME TAX
3.12	STATUTORY INTEREST/CONTRIBUTIONS
3.12.01	INTEREST
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON OWN CAPITAL
3.15	INCOME FOR THE PERIOD	6,104	22,149	18,085	36,164
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	335,105	335,105	382,122	382,122
	EARNINGS PER SHARE	0.01822	0.06610	0.04733	0.09464

01910-0 – CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 - NOTES TO THE FINANCIAL STATEMENTS	(In thousands of reais, except when otherwise indicated)

1 Operations

(a) Contax Participações S.A. ("Contax Participações" or the "Company"), established on July 31, 2000, is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quota holder in Brazil or abroad. Its only subsidiary, TNL Contax S.A. ("TNL Contax"), is a contact center service provider, offering a variety of integrated customer interaction solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection, through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, among others.

(b) TNL Contax

TNL Contax S.A., established in August 1998, is a joint-stock, privately-held company, which corporate purpose is providing telephonic customer assistance services in general, offering a variety of integrated customer interaction solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the telephonic customer assistance services offer, among others.

2 Elaboration and summary of the quarterly financial information

The quarterly financial information has been prepared and is being presented in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law and rules established by the Brazilian Securities Commission (CVM).

When preparing the quarterly financial information, it is necessary to use estimates to record certain assets, liabilities and other transactions in the accounts. The Company’s quarterly financial information includes, consequently, estimates for the determination of the useful lives of the property, plant and equipment, intangible assets, provisions required for contingent liabilities, decisions on the provisions for income tax and other similar matters. Actual amounts may differ from the estimates.

3 Summary of Significant Accounting Policies

(a) Revenue recognition

Revenues from services rendered by TNL Contax are recorded on the accrual basis, i.e., on the effective rendering of the services, regardless of their billing dates. Most of the commercial contracts are priced based on indicators such as the number of workstations and speaking time, in addition to performance targets.

These revenues are calculated based on available information in the computerized control systems for these indicators, being calculated individually per client. Moreover, these indicators are constantly discussed with the Company's clients, and are reviewed when necessary. Any possible future adjustments arising from these reviews are subsequently recorded.

Operating costs and expenses are recorded on the accrual basis, and are represented mainly by personnel expenses.

Interest income and expenses are represented mainly by interest on investments, Provisional Contribution on Financial Operations (CPMF) and interest and monetary restatements from contingencies, recorded on the accrual basis (for further details, see Note 6).

(b) Income tax and social contribution

The provisions for income tax and social contribution payable and deferred on temporary differences are established at the base rate of 34%. The installments paid for early settlement of income tax and social contribution are presented under "Deferred and Recoverable Taxes".

TNL Contax has carried out technical studies covering the generation of future results in compliance with management's expectations, taking into account the continuity and maintenance of the future results. These future results are brought to present values and compared to the nominal values of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's governing bodies.

(c) Current and non-current assets

These are presented at realizable values, including, when applicable, income and monetary variations.

The provision for doubtful accounts is established based on management's expectations regarding the non-realization of amounts receivable, based on an individual analysis of each credit.

(d) Permanent assets

  Investment - investment in TNL Contax is accounted for using the equity method of accounting in compliance with CVM Instruction No. 247/1996;

  Property, plant and equipment - is presented at acquisition cost. Depreciation is calculated using the straight-line method at rates that take into account the assets' expected useful life (Note 12);

  Intangible assets – in this account the value of the software acquired or developed by the Company is recorded, stated at the acquisition cost. The amortization is calculated through the application of the straight-line method, with rates that take into consideration the software utilization estimates (Note 12).

(e) Calculation of depreciation

TNL Contax changed the useful life estimate of some fixed assets, in the lines of furniture and fixtures and IT equipment, starting to adopt the accelerated depreciation for the year of 2007, after confirmation of the reduction in the useful life expectation of the assets. The referred useful life reduction was recognized based on a Technical Report, dated as of May 7, 2007 and prepared with reference date as of December 31, 2006, as detailed in Note 12.

(f) Payroll and related accruals

The amounts related to vacation pay owed to the employees are covered by provisions established in proportion to the acquisition period thereof.

(g) Provision for contingencies

The provision for contingencies is established for the contingent risks with expectations of "probable loss" based on the opinion of management and in-house counsel, as well as outside legal advisers. The bases, amounts involved and types of main contingencies are described in Note 14.

(h) Other current and non-current liabilities

These are presented at known or calculable values, in addition to the corresponding charges and monetary variations, when applicable.

4 Costs of Services Rendered and Operating Expenses by Nature

	Consolidated – 6/30/2007

	Cost of services rendered	Selling, general and administrative	Total

Personnel (i)	396,641	19,374	416,015
Third-party services (ii)	69,037	13,477	82,514
Depreciation (iii)	44,200	3,677	47,877
Rental and insurance (iv)	34,121	734	34,855
Other inputs (v)	3,299	181	3,480

	547,298	37,443	584,741

	Consolidated – 6/30/2006

	Cost of services rendered	Selling, general and administrative	Total

Personnel (i)	396,290	15,922	412,212
Third-party services (ii)	63,937	15,513	79,450
Depreciation (iii)	22,980	2,663	25,643
Rental and insurance (iv)	31,316	1,376	32,692
Other inputs (v)	8,408	178	8,586

	522,931	35,652	558,583

(i)	Personnel expenses present a lower growth than the operations volume, due to productivity gains achieved through operational improvements held mainly in the second half of 2006.

(ii)	The third-party services considered as "Cost of Services Rendered" refer mainly to expenses with workstation maintenance and data processing, while the services considered as "Selling, general and administrative" refer to expenses with consulting services, traveling, legal advice and others.

(iii)	The depreciation cost shows an increase due to the study of the useful life estimate of assets recorded in the lines of furniture and fixtures and IT equipment, generating a new calculation of the depreciation quota as of January 2007.

(iv)	Rental and insurance expenses basically include the values that are being paid for renting the properties and the contact center operating infrastructure.

(v)	The costs with other inputs are higher in the second quarter of 2006 due to the punctual costs with the new operation, carried out in that period in the amount of approximately R$5 million.

5 Other Operating Revenues (Expenses), Net

		Consolidated

	6/30/2007	6/30/2006

Other operating revenues
Reversals of contingencies (Note 14)	7,056	4,470
Recovered expenses	76	40

	7,132	4,510

Other operating expenses
Provisions for contingencies (Note 14)	(14,420)	(10,542)
IPTU (Urban Property Tax)	(1,067)	(1,067)
Other	(1,388)	(746)

	(16,875)	(12,355)

	(9,743)	(7,845)

6 Financial income, net

	Parent Company		Consolidated

	6/30/2007	6/30/2006	6/30/2007	6/30/2006

Financial revenues
Return on financial
investments (i)	3,637	6,846	8,219	13,527
Interest and monetary
restatement on other
assets	139		554	44

Other financial revenues			221	26

	3,776	6,846	8,994	13,597

Financial expenses
Interest and monetary
variations on other
assets	(20)	(107)	(76)	(158)

CPMF	(346)	(62)	(3,300)	(2,521)
Interest and monetary
restatement of
contingencies			(2,260)	(1,667)

Other financial expenses	(80)	(12)	(343)	(252)

	(446)	(181)	(5,979)	(4,598)

	3,330	6,665	3,015	8,999

(i)	The return on financial investments had a reduction due to the drop in the CDI remuneration rate, as compared to the second quarter of 2006, and a lower average cash availability due to the buyback programs carried out during the second half of 2006 and the first quarter of 2007, totaling R$103 million.

7 Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded are presented below:

	Parent Company		Consolidated

	6/30/2007	6/30/2006	6/30/2007	6/30/2006

Net income before income tax and
social contribution	22,708	37,842	33,992	52,156

Income tax and social
contribution at nominal rate (34%)	(7,721)	(12,866)	(11,557)	(17,733)

Adjustments for determining the
effective rate

Permanent addition of equity
Accounting	7,149	11,176

Tax effects on permanent losses (i)			(655)	1,558

Other	13	12	369	183

Income tax and social
contribution benefits (expenses)	(559)	(1,678)	(11,844)	(15,992)

Effective income tax and social
contribution rate	2.46%	4.43%	34.84%	30.66%

(i)	This refers basically to expenses with fines, donations, free products and sponsorships deemed non deductible, among others.

The credits and expenses related to income tax and social contribution in the income for the year are as follows:

	Parent Company		Consolidated

	6/30/2007	6/30/2006	6/30/2007	6/30/2006

Current
Income tax	408	1,231	8,624	9,845
Social contribution	151	447	3,276	3,629

	559	1,678	11,900	13,474

Deferred
Income tax on temporary additions			(3,727)	(1,948)
Social contribution on temporary
Additions			(1,342)	(710)
Income tax on tax losses			3,686	3,806
Social contribution on negative
Base			1,327	1,370

			(56)	2,518

	559	1,678	11,844	15,992

8 Cash and Cash Equivalents

		Parent Company		Consolidated

	6/30/2007	3/31/2007	6/30/2007	3/31/2007

Cash and banks (i)	57	42	78,052	61,401
Financial investments (ii)	58,653	66,227	123,290	126,291

	58,710	66,269	201,342	187,692

(i)	These amounts are kept in a current account as TNL Contax has commitments falling due during the first days of each month related to supplier payments, as well as taxes and payroll.

(ii)	Reduction due to the payment of dividends in the second quarter of 2007.

Financial investments are indexed to the Interbank Deposit Certificate (CDI) rate.

9 Deferred and Recoverable Taxes

	Parent Company				Consolidated

	6/30/2007		3/31/2007		6/30/2007		3/31/2007

	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term

Deferred taxes
Income tax on temporary additions (i)					3,568	7,998	3,232	7,287
Social contribution on temporary additions (i)					1,282	2,879	1,161	2,623
Income tax on tax losses					8,981	3,074	8,981	4,085
Social contribution on negative base					3,233	1,120	3,233	1,483

					17,064	15,071	16,607	15,478

Other recoverable taxes
Recoverable income tax	330		1,820		7,069		5,584
Recoverable social contribution	123		665		2,714		2,184
Withholding income tax	610	3,184	269	3,424	1,590	3,184	803	3,424
Withholding PIS/COFINS/CSLL			-		339		296
Recoverable INSS					423		402
Recoverable ISS (ii)						1,092	1,018

	1,063	3,184	2,754	3,424	12,135	4,276	10,287	3,424

	1,063	3,184	2,754	3,424	29,199	19,347	26,894	18,902

(i)	The temporary differences determined over the provisions will be recognized upon their realization.

(ii)	Withholding income tax on financial investment redemptions, due to the share buyback program, classified in the long term due to the non-perspective of short- term recovery.

(iii)	Recoverable ISS is better classified in the Long Term by virtue of the repayment terms with Municipal bodies.

TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Decision Nº 273/98, which approved the Statement issued by the Institute of Independent Auditors of Brazil – IBRACON on recording income tax and social contribution, as well as CVM Instruction Nº 371/02.

Pursuant to the technical study prepared on December 31, 2006 and approved by the Company's management bodies, the generation of future taxable profits during the next four years, brought to present value, will be sufficient to offset these tax credits, as follows:

Up to December 31:	2007

2007	7,201
2008	10,900
2009	11,800
2010	2,234

32,135

10 Judicial Deposits

		Consolidated

	6/30/2007	3/31/2007

Tax	1,289	1,262
Labor	10,669	8,313

	11,958	9,575

The subsidiary TNL Contax maintains judicial deposits to ensure the right of recourse in lawsuits of tax and labor natures.

11 Investments – Parent Company

It represents the Company’s investment in TNL Contax, as described below:

				Interest

	Shareholders’ equity	Net income for the year	Amount of common shares	Total capital %	Equity accounting	Investment amount

On March 31, 2007 (i)	262,156	15,622	309,550,226	100	15,622	262,156
On June 30, 2007 (i)	267,561	21,028	309,550,226	100	21,028	267,561

(i)	The accounting information of the investee, as of June 30, 2007 and March 31, 2007, has been reviewed by independent auditors.

12 Property, Plant and Equipment and Intangible Assets

	Consolidated

	3/31/2007					6/30/2007

Cost	Initial Balance	Additions	Write-offs	Transfers	Final Balance	Annual depreciation rate - %

Property, plant and equipment:
IT equipment	136,147	4,006		(19)	140,134
Furniture and fixtures	34,993	2,332	(1)	19	37,343
Facilities in third-parties’ properties (i)	125,037	9,525			134,562
Construction in progress	558	194		(234)	518
Other assets	17,271	1,065			18,336

	314,006	17,122	(1)	(234)	330,893
Intangible assets:
Data processing systems	74,262	9,523	(1)	234	84,018

	388,268	26,645	(2)		414,911

Depreciation/amortization

Property, plant and equipment:
IT equipment (ii)	(83,636)	(25,695)		1	(109,330)	33.3
Furniture and fixtures (ii)	(10,455)	(1,491)	1	(1)	(11,946)	12.5
Facilities in third-parties’ properties	(26,323)	(3,222)			(29,545)	10
Other assets	(4,566)	(524)			(5,090)	10

	(124,980)	(30,932)	1		(155,911)
Intangible assets:
Data processing systems	(32,355)	(3,434)			(35,789)	20

	(157,335)	(34,366)	1		(191,700)

Net property, plant and
equipment/intangible assets	230,933	(7,721)	(1)		223,211

(i)	The real estate rental agreements effectiveness varies from 5 up to 8 years, with possibility of renewal for the same period.

(ii)	The monthly depreciation quotas in the lines of IT equipment and furniture and fixtures were reviewed due to the reduction of the economic useful life estimate of assets acquired in these lines up to December 31, 2006. The effects of the new useful life for the half year ended on June 30, 2007 were recognized in the income for the quarter ended on June 30, 2007.

The evaluation and determination studies of the new economic useful life balances of these assets were ascertained in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this activity, whose technical report was issued on May 7, 2007.

Below there is a table with the calculation of the depreciation and impact on the year of 2007 and other years:

Normal depreciation

Property,
plant and
equipment	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total

Furniture	3,584	3,480	3,402	3,383	3,225	2,757	2,485	2,076	577	199	2,168
IT	20,191	16,265	13,496	4,310	1,592	279	256	16			56,405

Total	23,775	19,745	16,898	7,693	4,817	3,036	2,741	2,092	577	199	81,573

Depreciation (new useful life)

Property,
plant and
equipment	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	Total

Furniture	4,744	4,743	4,663	3,803	3,392	2,789	762	272			25,168
IT	46,222	7,895	2,288								56,405

Total	50,966	12,638	6,951	3,803	3,392	2,789	762	272			81,573

Variation	27,191	(7,107)	(9,947)	(3,890)	(1,425)	(247)	(1,979)	(1,820)	(577)	(199)	0
IR/CSLL	9,245	(2,416)	(3,382)	(1,323)	(485)	(84)	(673)	(619)	(196)	(67)	0

Net effect	17,946	(4,691)	(6,565)	(2,567)	(940)	(163)	(1,306)	(1,201)	(381)	(132)	0

13 Taxes, Fees and Contributions Payable

	Parent Company				Consolidated

	6/30/2007	3/31/2007	6/30/2007			3/31/2007

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Income tax and Social contribution	559	2,636	11,900		10,776
ISS			6,151		5,136
PIS and COFINS			4,380		3,901
INSS paid in installments (i)			768	2,779	768	2,881
Other taxes payable			10		10

	559	2,636	23,209	2,779	20,591	2,881

(i)	It refers to the payment in installments of the INSS (Brazilian Social Security Institute) joint liability official notification, which is being totally transferred to third parties, not affecting the result, as described in Note 14.

14 Provisions for Contingencies

						Consolidated

					Monetary
	3/31/2007	Additions	Uses	Reversions	Restatements	6/30/2007

Tax
Service Tax – ISS	635				73	708
INSS (i)	5,100				113	5,213
PIS/COFINS (ii)		347				347

	5,735	347	-	-	186	6,268

Labor (ii)	29,228	9,473	(686)	(3,712)	1,019	35,322

Civil	120				3	123

	35,083	9,820	(686)	(3,712)	1,208	41,713

The provisions for contingencies reflect management's best estimates for the amounts deemed sufficient to cover probable losses from pending claims in these dates and are based on the expert opinions of legal advisors.

In the third quarter of 2006, TNL Contax was imposed an official notification regarding contributions to INSS and joint liability in the total amount of R$21.9 million. From this amount, R$3.5 million were already provisioned. R$3.7 million refers to third parties liabilities and is being totally onlended, not affecting the result of the period, recorded in the “Taxes paid in installments” account as a counterentry to the “Other assets” account. For the R$14.7 million remaining, the Company has argued a defense appeal, since it does not agree with the understanding adopted by the fiscal authorities. In the opinion of our external legal advisors, there is no room for provision of any amount, since they believe that there are likely possibilities of success.

(i)	Mainly comprised by provision to regulate contributions to SENAC and SEBRAE entities, in the payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Assistance Fund) table.

(ii)	Contingent amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the approval of the anticipation of the appellate guardianship up to the judgment of the bill of review no. 2007.01.00.017041-3/DF, with the Federal Regional Court of the 1st region.

(iii)	The labor claims filed against TNL CONTAX by employees and former employees hired by it during its operations amount to R$26,394.

Pursuant to the services agreement executed by Telemar (OI) and TNL Contax, it was defined that labor claims, arising from the migration of work agreements shall be incumbent upon Telemar, which amount has been recorded as a counterentry to “Credits receivable”. The amount of labor claims under Telemar’s responsibility represents R$8,928.

15 Shareholders' Equity

(a) Capital stock

The Company’s capital stock of R$223,873 is comprised of 364,461,117 book-entry, registered shares, with no par value, of which 121,487,217 are common shares and 242,973,900 are preferred shares. Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall be granted refund priority in the event of liquidation of the Company, without premium, and in the payment of non-cumulative minimum dividends of (a) 6% (six per cent) per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (b) 3% (three per cent) of the share net equity value, prevailing the highest amount between (a) and (b).

The preferred shares may represent up to 2/3 (two thirds) of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.

(b) Capital reserve in share subscription

The capital reserve constituted in November 2004, in the amount of R$50,000, is represented on June 30, 2007, by the amount of R$9,386, as a consequence of the utilization of part of this reserve in the first share buyback program.

(c) Legal reserve

Pursuant to Article 193 of Brazilian Corporate Law, Contax Participações is obliged to allocate 5% of its net income calculated for the year to a legal reserve, up to 20% of the Company's capital stock. This allocation is optional when the legal reserve and the capital reserves exceed 30% of the capital stock. This reserve may be used to increase capital or offset losses, and may not be distributed as dividends.

(d) Statutory reserve

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of Contax Participações’ Bylaws, the Company allocated an investment Reserve to ensure the realization of investments in the Company’s interest, as well as to reinforce its working capital. The Investment Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

(e) Treasury Shares

(i) First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, and pursuant to the provisions of Article 17, XVI, of the Company’s Bylaws, the share buyback proposal was approved, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, subsequently cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

(ii) Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the new share buyback program, for subsequent maintenance in treasury or cancellation, to be executed as from the date of disclosure of the resolution until November 30, 2007, pursuant to CVM Instruction no. 10/1980 and subsequent amendments.

The purpose of the program was the buyback of the Company’s shares, with no capital stock reduction. The program ended on March 29, 2007, for it reached the total approved with the buyback of 5,298,300 common shares, in the amount of R$16,144, and 24,058,190 preferred shares, in the amount of R$46,242.

The funds for the share buyback came from the statutory and capital reserves, in the amounts of R$9,386 and R$110,711, respectively.

The Board of Directors, at the extraordinary meeting held on June 20, 2007, authorized the call of the Extraordinary General Meeting to resolve on the cancellation of 3,548,300 common shares and 24,058,190 preferred shares held in treasury, with amendment of Article 5 of the Company’s Bylaws, with the maintenance in treasury of 1,750,000 common shares.

	In thousands of reais				In reais

	Thousand	Buyback	Average	Maximum	Minimum
	shares	price	price	price	price

Preferred Shares

1st Buyback program	11,774	21,517	1.83	1.95	1.61
Share cancellation	(11,774)	(21,517)	1.83
2nd Buyback program	24,058	46,242	1.92	2.00	1.84

	24,058	46,242	1.92

1st Buyback program	5,887	19,097	3.24	3.41	3.12
Share cancellation	(5,887)	(19,097)	3.24
2nd Buyback program	5,298	16,144	3.05	3.29	2.97

	5,298	16,144	3.05

	29,356	62,386

(f) Unrealized profit reserve

As provided for in Articles 197 and 202 of Law No. 10,303, dated October 31, 2001, Contax Participações allocated the difference between the minimum mandatory dividend and the proposed divided to the unrealized profit reserve, which amount when realized and if not offset by losses in future years, will be added to the first dividend declared after such realization.

The Annual General Meeting held on April 16, 2007 approved the Management’s proposal regarding the allocation of the unrealized profit reserve constituted in 2004, in the amount of R$5,636 and part of the 2005 unrealized profit reserve, in the amount of R$1,414 to dividends distribution, as follows:

  Utilization of the unrealized profit reserve constituted in 2004 exclusively for payment to the holders of preferred shares R$5,636;
  Utilization of part of the unrealized profit reserve constituted in 2005 for payment to shareholders in the proportion of 1/3 for holders of common shares and 2/3 for holders of preferred shares, as per the type of shares, R$1,414.

(g) Dividends

In compliance with its bylaws, Contax Participações should distribute dividends for each year in an amount no less than 25% of adjusted net income, in compliance with Article 202 of the Corporate Law. The Company may also distribute quarterly dividends, provided that the total amount of dividends paid does not exceed the value of its capital reserve.

At the Annual General Meeting held on April 16, 2007, the proposal regarding the allocation of the net income of the year ended December 31, 2006 was approved, already recorded in the financial statements as of that date, as follows: (a) allocation of R$3,736 to legal reserve; (b) dividends distribution to Company’s shareholders holding interest as of April 16, 2007, in the total gross amount of R$11,888, paying R$4.22 per one thousand common shares and R$52.06 per one thousand preferred shares; (c) allocation of R$12,906 to the constitution of an unrealized profit reserve, and (d) allocation of R$53,234 to the constitution of a statutory reserve.

Dividends were paid as of January 1, 2007, remunerated through the application of the Referential Rate (TR). On April 27, 2007 dividends started being paid. The amount paid until June 30, 2007 was R$11,593.

(h) Stock option plan

At the Extraordinary General Meeting held on April 16, 2007, the creation of the Stock Option Plan was approved.

The purpose of the Company’s Stock Option Plan, established pursuant to article 168, paragraph 3, of Law no. 6,404/76, is to attract executives to the Company or its direct or indirect subsidiaries and obtain a greater alignment of the executives’ interests with the shareholders’ interests and the sharing of the capital markets’ risks.

The Stock Option Plan, in its full content, is available on the Company’s website (www.contax.com.br) and on the website of the Brazilian Securities and Exchange Commission - CVM.

16 Financial Instruments

The accounting balances, such as cash and banks, investments, accounts receivable, other assets and accounts payable, related to the financial instruments presented in the balance sheet, when compared to their corresponding market values, do not show relevant differences. The Company does not maintain, up to June 30, 2007, loans and financings in national or foreign currency, consequently, it does not contract operations with financial instruments to reduce the risk of interest or currency fluctuations.

The subsidiary has several leasing, IT equipment, furniture agreements, whose payments are appropriated to the income for the year in the rental and insurance account, during the term of these agreements.

The agreements are summarized as follows:

		Total present value
	Amount of	of agreements	Payable balance

Lessor	installments	6/30/2007	6/30/2007

CIT	48	13,090	9,052

Unibanco	36	13,959	8,356

HP Financial	36	11,670	2,749
	48	18,975	11,997
	60	18,313	14,568

IBM Leasing	36	710	237
	48	757	473
	60	8,862	7,154

		86,336	54,856

(a) Investments

It consists, mainly, of an investment in a closely-held subsidiary, recorded on the equity method of accounting, with 100% interest, according to Note 11.

(b) Credit risk

The credit risk associated with trade accounts receivable is not relevant, due to the financial size of the companies to which the Company provides services, in addition to the monitoring controls imposed on the client portfolio. Thus, there is no need to constitute an allowance for doubtful accounts.

17 Related Parties - Consolidated

The main transactions between the Parent Company and its subsidiary, and between the latter and other related parties are carried out at terms, prices and other conditions similar to those for third parties and may be summarized below:

						6/30/2007

			Brasil	Brasil	Telemar
	Telemar	Oi	CAP	Veículos	Internet	Total

Assets
Accounts receivable	14,799	898	293	548	43	16,581

Liabilities
Suppliers	1,158	481				1,639

Revenues
Revenues from services rendered	271,239	66,151	1,690	3,099	4,960	347,139

Costs and expenses
Cost of services rendered	(12,502)	(1,894)				(14,396)

						3/31/2007

			Brasil	Brasil	Telemar
	Telemar	Oi	CAP	Veículos	Internet	Total

Assets
Accounts receivable	7,830		283	492		8,605

Liabilities
Suppliers	1,566	26				1,592

						6/30/2006

			Brasil	Brasil	Telemar
	Telemar	Oi	CAP	Veículos	Internet	Total

Revenues
Revenues from services rendered	316,808	79,066	1,597	2,784	3,514	403,769

Costs and expenses
Cost of services rendered	(15,078)	(781)				(15,859)

18 Insurance

The Company has a corporative program for risk management with the objective to minimize risks, obtaining in the market coverages compatible with its size and operations. Management understands that the amounts of the policies to cover any possible future material damages and loss of revenues arising from such events (loss of profits) are sufficient to guarantee the integrity of its assets and full protection of the continuity of its operations.

In the second quarter of 2007 the insurance policies were renewed, with coverage effective until May 2008.

Secured
Branches	amounts

D&O Management civil liability	115,524
Fire of property, plant and equipment	70,211
Loss of profits	51,305
General civil liability	5,000

19 Subsequent Events

(a) BNDES fund raising

At a Board of Directors’ Extraordinary Meeting, held on June 20, 2007, the financing with BNDES was approved to the subsidiary TNL Contax, to be formalized through the financing agreement upon the credit opening, as approved by BNDES’ Board of Executive Officers, in the amount of R$216 million, with the purpose of investing in the expansion of the business. The contract is in the final phase of approval and might be executed in August 2007.

The loan will be contracted for a six-year term with grace period of twenty four months. The release of the first installment should be made during the 3rd quarter of 2007, if the execution of the contract still in August 2007 is confirmed, in the amount of R$50 million. The amount o be released by BNDES, for 2007, is limited to R$100 million.

The releases from BNDES are subject to proof of expenses made with investment by the subsidiary.

(b) Share buyback program

The Extraordinary General Meeting held on July 25, 2007 approved the cancellation of 3,548,300 common shares and 24,058,190 preferred shares, with 1,750,000 shares remaining in treasury. The Company’s capital stock in the amount of R$223,873 will be represented by 336,854,627 non-par registered shares, with 117,938,917 common shares and 218,915,710 preferred shares.

The Extraordinary Meeting of the Board of Directors held on July 26, 2007 approved a new share buyback program for subsequent maintenance in treasury or cancellation.

The amount of shares to be acquired will be at most 3,193,472 common shares and at most 21,652,376 preferred shares, which correspond, respectively, to less than 10% of outstanding common shares and 10% of outstanding preferred shares, already excluding treasury shares.

This program has as purpose the buyback of the Company’s shares, with no capital stock reduction, with funds from the Capital Reserves in the amount of R$9,386 and Statutory Reserve in the amount of R$48,324, in accordance with the balance sheet as of March 31, 2007.

*           *            *

02.01 – CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 06/30/2007	4 – 03/31/2007
1	Total Assets	580,609	547,891
1.01	Current Assets	314,041	278,892
1.01.01	Cash and cash equivalents	201,342	187,692
1.01.02	Credits	73,183	55,415
1.01.02.01	Clients	72,415	54,647
1.01.02.02	Sundry Credits	768	768
1.01.03	Inventories
1.01.04	Other	39,516	35,785
1.01.04.01	Deferred and Recoverable Taxes	29,199	26,894
1.01.04.02	Prepaid Expenses	2,979	3,508
1.01.04.03	Assets for Sale
1.01.04.04	Other Assets	7,338	5,383
1.02	Non-current Assets	266,568	268,999
1.02.01	Long-term Assets	43,357	38,066
1.02.01.01	Sundry Credits
1.02.01.02	Credits with Related Persons
1.02.01.02.01	Direct and Indirect Associated Companies
1.02.01.02.02	Subsidiaries
1.02.01.02.03	Other Related Persons
1.02.01.03	Other	43,357	38,066
1.02.01.03.01	Deferred and Recoverable Taxes	19,347	18,902
1.02.01.03.02	Judicial Deposits	11,958	9,575
1.02.01.03.03	Credits Receivable	11,209	8,824
1.02.01.03.04	Other Assets	843	765
1.02.02	Permanent Assets	223,211	230,933
1.02.02.01	Investments
1.02.02.01.01	In Direct/Indirect Associated Companies
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill
1.02.02.01.03	In Subsidiaries
1.02.02.01.04	Other Investments
1.02.02.02	Property, Plant and Equipment	174,981	189,026
1.02.02.03	Intangible Assets	48,230	41,907
1.02.02.04	Deferred Charges

02.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 06/30/2007	4 – 03/31/2007
2	TOTAL LIABILITIES	580,609	547,891
2.01	CURRENT LIABILITIES	207,019	186,933
2.01.01	LOANS AND FINANCINGS
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	45,642	37,292
2.01.04	TAXES, FEES AND CONTRIBUTIONS	23,209	20,591
2.01.04.01	DEFERRED AND RECOVERABLE TAXES	23,209	20,591
2.01.05	DIVIDENDS PAYABLE	816	12,390
2.01.06	PROVISIONS
2.01.07	DEBTS WITH RELATED PERSONS
2.01.08	OTHER	137,352	116,660
2.01.08.01	PAYROLL AND RELATED ACCRUALS	136,291	115,867
2.01.08.02	OTHER LIABILITIES	1,061	793
2.02	NON-CURRENT LIABILITIES	44,492	37,964
2.02.01	LONG-TERM LIABILITIES	44,492	37,964
2.02.01.01	LOANS AND FINANCINGS
2.02.01.02	DEBENTURES
2.02.01.03	PROVISIONS	41,713	35,083
2.02.01.04	DEBTS WITH RELATED PERSONS
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE
2.02.01.06	OTHER	2,779	2,881
2.02.02	DEFERRED INCOME
2.04	SHAREHOLDERS’ EQUITY	329,098	322,994
2.04.01	PAID-UP CAPITAL STOCK	223,873	223,873
2.04.01.01	CAPITAL STOCK	223,873	223,873
2.04.02	CAPITAL RESERVES	9,386	9,386
2.04.03	REVALUATION RESERVE
2.04.04	PROFIT RESERVES	73,690	73,690
2.04.04.01	LEGAL	8,146	8,146
2.04.04.02	STATUTORY	48,325	48,325
2.04.04.02.01	STATUTORY	110,711	110,711
2.04.04.02.02	TREASURY SHARES	(62,386)	(62,386)
2.04.04.03	FOR CONTINGENCIES
2.04.04.04	UNREALIZED PROFITS	17,219	17,219
2.04.04.05	PROFIT RETENTION
2.04.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS
2.04.04.07	OTHER PROFIT RESERVES
2.04.05	RETAINED EARNINGS	22,149	16,045
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE

03.01 – STATEMENT OF CONSOLIDATED INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 04/01/2007 up to 06/30/2007	4 - From 01/01/2007 up to 06/30/2007	5 - From 04/01/2006 up to 06/30/2006	6 - From 01/01/2006 up to 06/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	352,605	675,915	340,624	660,058
3.02	DEDUCTIONS FROM GROSS REVENUE	(26,259)	(50,548)	(26,244)	(50,447)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	326,346	625,367	314,380	609,611
3.04	COST OF GOODS AND/OR SERVICES SOLD	(295,330)	(547,298)	(272,606)	(522,931)
3.05	GROSS INCOME	31,016	78,069	41,774	86,680
3.06	OPERATING EXPENSES/REVENUES	(21,381)	(44,171)	(13,925)	(34,498)
3.06.01	SELLING	(4,052)	(8,795)	(3,393)	(6,614)
3.06.02	GENERAL AND ADMINISTRATIVE	(15,111)	(28,648)	(11,987)	(29,038)
3.06.03	FINANCIAL	1,457	3,015	4,492	8,999
3.06.03.01	FINANCIAL INCOME	4,129	8,994	6,761	13,597
3.06.03.02	FINANCIAL EXPENSES	(2,672)	(5,979)	(2,269)	(4,598)
3.06.04	OTHER OPERATING REVENUES	5,214	7,132	3,953	4,510
3.06.05	OTHER OPERATING EXPENSES	(8,889)	(16,875)	(6,990)	(12,355)
	EQUITY IN THE EARNINGS OF SUBSIDIARY AND
3.06.06	ASSOCIATED COMPANIES
3.07	OPERATING INCOME	9,635	33,898	27,849	52,182
3.08	NON-OPERATING INCOME	(2)	95	(8)	(26)
3.08.01	REVENUES	-	95
3.08.02	EXPENSES	(2)		(8)	(26)
3.09	INCOME BEFORE TAXATION/INTEREST	9,633	33,993	27,841	52,156
	PROVISION FOR INCOME TAX AND SOCIAL
3.10	CONTRIBUTION	(3,579)	(11,900)	(5,634)	(13,474)
3.11	DEFERRED INCOME TAX	50	56	(4,122)	(2,518)
3.12	STATUTORY INTEREST/CONTRIBUTIONS
3.12.01	INTEREST
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON OWN CAPITAL
3.15	INCOME FOR THE PERIOD	6,104	22,149	18,085	36,164
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	335,105	335,105	382,122	382,122
	EARNINGS PER SHARE	0.01822	0.06610	0.04733	0.09464

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 – NATURE OF SUBSIDIARY/AFFILIATE	3 - CNPJ (Corporate Taxpayer's ID)	4 – CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE %	6 - INVENTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER

01	TNL CONTAX S.A	02.757.614/0001-48	PRIVATE SUBSIDIARY	100.00	100.00
COMMERCIAL, INDUSTRY OTHER TYPES OF COMPANY		309,550		309,550

18.01 – SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 04/01/2007 up to 06/30/2007	4 - From 01/01/2007 up to 06/30/2007	5 - From 04/01/2006 up to 06/30/2006	6 - From 01/01/2006 up to 06/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	352,605	675,915	340,624	660,058
3.02	DEDUCTIONS FROM GROSS REVENUE	(26,259)	(50,548)	(26,244)	(50,447)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	326,346	625,367	314,380	609,611
3.04	COST OF GOODS AND/OR SERVICES SOLD	(295,330)	(547,298)	(272,606)	(522,931)
3.05	GROSS INCOME	31,016	78,069	41,774	86,680
3.06	OPERATING EXPENSES/REVENUES	(22,458)	(45,851)	(16,064)	(39,468)
3.06.01	SELLING	(4,052)	(8,795)	(3,393)	(6,614)
3.06.02	GENERAL AND ADMINISTRATIVE	(14,452)	(27,083)	(11,025)	(27,317)
3.06.03	FINANCIAL	(282)	(315)	1,418	2,334
3.06.03.01	FINANCIAL INCOME	2,308	5,218	3,588	6,751
3.06.03.02	FINANCIAL EXPENSES	(2,590)	(5,533)	(2,170)	(4,417)
3.06.04	OTHER OPERATING REVENUES	5,214	7,132	3,926	4,484
3.06.05	OTHER OPERATING EXPENSES	(8,886)	(16,790)	(6,990)	(12,355)
	EQUITY IN THE EARNINGS OF SUBSIDIARY AND
3.06.06	ASSOCIATED COMPANIES
3.07	OPERATING INCOME	8,558	32,218	25,710	47,212
3.08	NON-OPERATING INCOME	(2)	95	(8)	(26)
3.08.01	REVENUES		95
3.08.02	EXPENSES	(2)		(8)	(26)
3.09	INCOME BEFORE TAXATION/INTEREST	8,556	32,313	25,702	47,186
	PROVISION FOR INCOME TAX AND SOCIAL
3.10	CONTRIBUTION	(3,200)	(11,341)	(4,913)	(11,796)
3.11	DEFERRED INCOME TAX	50	56	(4,122)	(2,518)
3.12	STATUTORY INTEREST/CONTRIBUTIONS
3.12.01	INTEREST
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON OWN CAPITAL
3.15	INCOME FOR THE PERIOD	5,406	21,028	16,667	32,872
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	309,550	309,550	309,550	309,550
	EARNINGS PER SHARE	0.01747	0.06793	0.05384	0.10619

Comments on the Performance in the 2Q07

Highlights

New Clients

Contax won new clients - BenQ, Santander Cartões and Unimed, mostly for telemarketing and customer care operations.

Share Buyback Program

At the Extraordinary Shareholders Meeting on July 25, Contax approved the cancellation of 27,606 thousand shares in treasury, as part of the second buyback program launched on December 1, 2006 and concluded on March 29, 2007. The canceled shares comprise 3,548 thousand common shares and 24,058 thousand preferred shares. After the cancellation, there were 1,750 thousand common shares in treasury.

On July 26, 2007, Contax approved its third share buyback program for the amount of R$ 57.7 million, involving the purchase of up to 24,486 thousand shares, of which 3,193 thousand are common shares and 21,652 thousand are preferred shares.

Other Highlights

The Board of Directors, at the extraordinary meeting held on June 20, 2007, approved the obtaining of a R$ 216 million loan from the Brazilian Development Bank (BNDES) for the subsidiary TNL Contax, to be invested in business expansion. The agreement was already approved by the management of BNDES and is expected to be signed in August 2007. The loan will be for a period of 6 years with a waiting period of 24 months for payment. The first installment of the loan will be released during the 3rd quarter of 2007.

Key Indicators

Indicators	2Q07	2Q06	Chg. R$	Chg. %	2Q07	1Q07	Chg. R$	Chg. %

Workstations [1]	24,233	23,099	1,134	4.9%	24,233	21,179	3,055	14.4%
Employees[1]	53,260	51,866	1,394	2.7%	53,260	49,091	4,169	8.5%
Net Revenues[2]	326.3	314.4	12.0	3.8%	326.3	299.0	27.3	9.1%
EBITDA[2]	42.5	36.3	6.2	17.2%	42.5	36.2	6.3	17.5%
%EBITDA	13.0%	11.6%	-	1.4 p.p.	13.0%	12.1%	-	0.9 p.p.
Cash 1/2	201.3	251.7	(50.4)	-20.0%	201.3	187.7	13.7	7.3%

Indicators	1H07	1H06	Chg. R$	Chg. %

Workstations [1]	24,233	23,099	1,133	4.9%
Employees[1]	53,260	51,866	1,394	2.7%
Net Revenues[2]	625.4	609.6	15.8	2.6%
EBITDA[2]	78.8	68.8	9.9	14.4%
%EBITDA	12.6%	11.3%	-	1.3 p.p.	1 - Final position in each period.
Cash 1/2	201.3	251.7	(50.4)	-20.0%	2 - R$ million.

Operating Performance

Evolution of Workstations (PAs) and Employees

The company grew significantly in the second quarter of 2007, reaching 24,233 workstations (PAs) and 53,260 employees, which is 1,134 workstations and 1,394 employees higher than in the 2Q06, which had the largest number of workstations and employees in the company's history. In the second half of 2006, the Company saw a reduction in the operations with the client Oi due to the automation and revision of its internal processes and the gains in performance and productivity.

When compared with the earlier quarter, the difference is even higher, with 3,055 more workstations and 4,169 more employees. The growth in the second quarter is largely related to the expansion and introduction of new operations with its existing clients and also due to the seasonality that adversely affected the previous quarter but returned to the usual volume of operations this quarter.

INCOME STATEMENT

Quarterly Basis

R$ Thousand	2Q07	2Q06	Chg. R$	Chg. %	2Q07	1Q07	Chg. R$	Chg. %
Net Revenues	326,346	314,380	11,966	3.8%	326,346	299,021	27,325	9.1%
Cost of services	(263,151)	(261,027)	(2,124)	-0.8%	(263,151)	(239,947)	(23,204)	-9.7%
Personnel	(206,357)	(203,593)	(2,764)	-1.4%	(206,357)	(190,284)	(16,073)	-8.4%
Third-party	(36,738)	(34,138)	(2,600)	-7.6%	(36,738)	(32,299)	(4,439)	-13.7%
Rental and insurance	(18,258)	(16,418)	(1,840)	-11.2%	(18,258)	(15,863)	(2,395)	-15.1%
Other	(1,798)	(6,878)	5,080	73.9%	(1,798)	(1,501)	(297)	-19.8%
SGRA	(16,976)	(14,236)	(2,740)	-19.2%	(16,976)	(16,790)	(186)	-1.1%
Other Oper.Inc.&Exp, net	(3,675)	(2,802)	(873)	-31.2%	(3,675)	(6,068)	2,393	39.4%
EBITDA	42,544	36,315	6,229	17.2%	42,544	36,216	6,328	17.5%
Deprec.&Amort.	(34,366)	(12,958)	(21,408)	-165.2%	(34,366)	(13,511)	(20,855)	-154.4%
EBIT	8,178	23,357	(15,179)	-65.0%	8,178	22,705	(14,527)	-64.0%
Financ. Res., net	1,457	4,492	(3,035)	-67.6%	1,457	1,558	(101)	-6.5%
Non-Operating Result	(2)	(8)	6	75.0%	(2)	97	(99)	-102.1%
Income before inc.tax	9,633	27,841	(18,208)	-65.4%	9,633	24,360	(14,727)	-60.5%
Inc.tax & Social Contr.	(3,529)	(9,756)	6,227	63.8%	(3,529)	(8,315)	4,786	57.6%
Net Income	6,104	18,085	(11,981)	-66.2%	6,104	16,045	(9,941)	-62.0%

Year Over Year

R$ Thousand	2H07	2H06	Chg. R$	Chg. %
Net Revenues	625,367	609,611	15,756	2.6%
Cost of services	(503,098)	(499,951)	(3,147)	-0.6%
Personnel	(396,641)	(396,290)	(351)	-0.1%
Third-party	(69,037)	(63,937)	(5,100)	-8.0%
Rental and insurance	(34,121)	(31,316)	(2,805)	-9.0%
Other	(3,299)	(8,408)	5,109	60.8%
SGRA	(33,766)	(32,989)	(777)	-2.4%
Other Oper.Inc.&Exp, net	(9,743)	(7,845)	(1,898)	-24.2%
EBITDA	78,760	68,826	9,934	14.4%
Deprec.&Amort.	(47,877)	(25,643)	(22,234)	-86.7%
EBIT	30,883	43,183	(12,300)	-28.5%
Financ. Res., net	3,015	8,999	(5,984)	-66.5%
Non-Operating Result	95	(26)	121	465.4%
Income before inc.tax	33,993	52,156	(18,163)	-34.8%
Inc.tax & Social Contr.	(11,844)	(15,992)	4,148	25.9%
Net Income	22,149	36,164	(14,015)	38.8%

Net Revenues

Thanks to the growth observed in the second quarter of 2007, revenues increased by R$ 34 million over the same quarter in 2006. This growth is largely due to the existing clients and reflects the continuous generation of results for our clients and our constant concern for quality and innovation. This quarter, the Company also had the positive effect of readjustments on a few contracts that brought in revenues of R$ 7 million against the same period last year. On the other hand, the reduction in operating volume during the second half of 2006 reduced revenues by R$ 24 million. Also in the second quarter of 2006, Contax also recognized a non-recurring revenue of around R$ 5 million from a new operation carried out in that quarter, which did not repeat this time. Thus, even with the effect of the said reduction in the second half of 2006, net revenues were R$ 12 million or 3.8% higher than in the second quarter of 2006. Excluding this non-recurring revenue of R$ 5 million in the previous year, net revenues grew R$ 17 million or 5.5% .

In relation to the first quarter of 2007, net revenues grew R$ 27 million (or 9.1%), mainly due to new services at existing clients, the natural increase in the seasonality over the previous quarter, which is traditionally a below-par month in comparison to the others. Furthermore, this quarter saw revenue readjustments totaling R$ 3 million.

Cost of Services (excluding depreciation and amortization)

Cost of services totaled R$ 263 million in the 2Q07, basicaly in line with the same period last year which reached R$ 261 million, ranging between 0.8% or R$ 2 million. However, in the second quarter of 2006, there was a one-time adjustment to reclassify the selling, general, and administrative expenses of R$ 4 million as cost of services, more specifically as personnel costs, which raised the difference to R$ 6 million or 2.38% .

Personnel costs were higher by 1.4% (or R$ 3 million) in the second quarter of 2007. This is mainly due to the growth in the business volume and the provision of R$ 5 million this quarter, which reflects our best expectation for conclusion of our negotiations regarding the collective labor agreement for 2007-2008. On the other hand, the company managed to show productivity gains of R$ 3 million this quarter, thanks to the efforts to improve performance, mainly during the second half of 2006.

Third party costs largely relate to collection mailing services, telephone costs for new debt collection operations and telemarketing and facilities costs for new sites. Leasing and rental costs increased 11.2% due to the new businesses contracted during the course of 2006, where leasing proved the more attractive option vis-à-vis asset acquisition. Other costs fell 73.9% due to the one-time expenditure in the second quarter of the previous year on a new operation.

Compared with the 1Q07, cost of services increased R$ 23 million or 9.7% in line with revenue growth and in significant proportion to the seasonal increase in the volume and growth in new services and clients.

Selling, General and Administrative Expenses (excluding depreciation and amortization)

The selling, general and administrative expenses of R$ 17 million in the second quarter were 19.2% or R$ 3 million higher than in the same period a year ago. This increase is related to the earlier-mentioned reclassification of costs amounting to R$ 4 million in the second quarter of 2006. After this adjustment, selling, general and administrative expenses would decline R$ 1 million or -6.9% . This decline is a reflection of the Company’s efforts at improving overall efficiency and productivity in the second half of 2006.

In relation to the previous quarter, selling, general and administrative expenses practically remained stable, falling slightly by 1.1% or R$ 0.2 million.

EBITDA

EBITDA in the 2Q07 reached R$ 42.5 million, which is R$ 6.2 million (or 17.2%) higher than in the 2Q06. EBITDA Margin on net revenues improved 1.4 percentage points in comparison with the 2Q06, which reflects the efforts to improve efficiency and productivity, implemented during the second half of 2006. The main factors that impacted EBITDA margin compared to the 2Q06 were: a) a gain of 1.4 percentage points due to price increases, b) a gain of 1.0 percentage point thanks to higher productivity in the 2Q07, c) a gain of 1.0 percentage point thanks to the reduction in the spending related to the restructuring in the second half of 2006, d) loss of 1.7 percentage points due to the provision of costs relating to negotiations with regard to the collective labor agreement for 2007-2008, and e) a loss of 0.3 percentage points due to the higher cost of contingencies caused by the higher volume of labor lawsuits.

In relation to the previous quarter, EBITDA margin as a percentage of net revenues grew 0.9 percentage points mainly due to the: a) gain of 1.0 percentage point caused by the gains in productivity, b) gain of 0.8% due to the lower cost with contingencies thanks to the lower volume of labor lawsuits, c) gain of 0.4 percentage points due to the revenue readjustments in the 2Q07, and d) loss of 1.2 percentage points due to the provision of costs relating to the negotiations of the collective labor agreement for 2007-2008.

Depreciation and Amortization

Depreciation in the quarter increased R$ 21 million or 165.2% in relation to the same period a year ago. This increase is due to the change in the estimated useful life of several fixed assets (computer equipment and furniture), with depreciation being based on the new useful life for the year 2007. This reduction in the useful life was recognized based on the technical report of May 7, 2007 and based on December 31, 2006 figures. The impact of this changed estimate will be more significant this quarter due to the non-recurring effect caused by assets that had already exceeded the new useful life estimate, with the balance of R$ 18 million being written off this quarter.

Capital Expenditure (CAPEX)

Contax invested R$ 26.6 million in the second quarter, of which R$ 21.3 million is related to the growth of new operations, mainly in São Paulo and Rio de Janeiro, and to the expansion of a few existing sites, also R$ 5.3 million went towards reinvestments and projects to improve quality and productivity.

Cash and Cash Equivalents

Total cash and cash equivalents generated from operations were R$ 201.3 million at the end of the second quarter of 2007, a growth of R$ 13.6 million in relation to the previous quarter.

Net Income

The company’s net income in the second quarter of 2007 was R$ 6.1 million, R$ 12 million lower than in the same period a year ago, despite higher EBITDA. This reduction is mainly the result of the change in the estimated useful life of certain fixed assets which affected depreciation in the second quarter. Discarding the net effect of the alteration in the useful life of assets, amounting to R$ 13.8 million (of which R$ 12.1 million is the non-recurring write-off mentioned above), net income would reach R$ 19.9 million, which is 9.9% or R$ 1.8 million higher than in the same period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.